MORSE, ZELNICK, ROSE & LANDER
A L I M I T E D L I A B I L I T Y P A R T N E R S H I P

405 PARK AVENUE
NEW YORK, NEW YORK 10022-4405
212-838-1177
FAX – 212-838-9190

November 12, 2009

WRITER’S DIRECT LINE
(212) 838-3794

VIA FACSIMILE AND EDGAR

Mr. Thomas Kluck
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Registration Statement on Form S-3
Filed October 21, 2009
File No. 333-162611

Dear Mr. Kluck,

          On behalf of Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Rodman”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”), in a letter dated November 6, 2009 (“Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear in bold directly above Rodman’s response.

General

1. We note that you have not filed the statement of eligibility of the trustee as an exhibit to you Form S-3. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file form T-1 under the electronic form type “305B2.” Refer to Section 220.01 under “1939 Act – General Guidance,” which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Thomas Kluck, Branch Chief – Page 2

Response:

Rodman respectfully notes the Staff’s comment and will file an Amendment No. 1 to the Form S-3 amending the Exhibit List to annotate that the Company intends to rely on Section 305(b)(2) to designate a trustee on a delayed basis.

*            *            *            *            *

          If you have any questions regarding this letter, please feel free to contact me at (212) 838-3794.

Sincerely,

/s/ Mark N. Turner

Mark N. Turner
of MORSE, ZELNICK, ROSE & LANDER, LLP

/mnt

cc:	Thomas Kluck (Via Facsimile – (703) 813-6984)
Adam F. Turk (Via Facsimile – (703) 813-6984)